Filed by Corporate Property Associates 12 Incorporated pursuant to
Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Corporate Property Associates 12 Incorporated
This filing relates to a proposed merger of Corporate Property Associates 12 Incorporated (“CPA®:12”) with and into Corporate Property Associates 14 Incorporated (“CPA®:14”) pursuant to the terms of an Agreement and Plan of Merger dated as of June 29, 2006 (the “Merger Agreement”), by and among CPA®:14, CPA®:12, CPA 14 Acquisition Inc., CPI Holdings Incorporated and CPA 12 Merger Sub Inc. The Merger Agreement will be filed with the Securities and Exchange Commission (the “SEC”) as exhibits to amendments to Current Reports on Form 8-K filed by CPA®:12 and CPA®:14, respectively, on June 30, 2006.
The following information relating to the proposed merger will be posted on the CPA®: 12 website (www.cpa12.com):
THE PROPOSED MERGER
In June 2006, CPA®:12 announced a proposed merger with CPA®:14, a non-traded REIT also managed by W. P. Carey & Co. LLC. If the merger is concluded on the terms proposed, CPA®:12 investors will receive $13.30 per share of CPA®:12 owned, comprised of a $3.00 cash distribution and $10.30 in either cash or shares of CPA®:14, as elected by the shareholder. Completion of the merger is subject to a number of conditions, including shareholder approval, and cannot be assured. It is currently expected that the merger would not be presented to shareholders for approval until at least the third quarter of this year. Please read the Form 8-K filed by CPA®:12 on June 30, 2006. http://www.sec.gov/Archives/edgar/data/912046/000095012306008404/y22840be8vk.htm
Additional Information About The Proposed Merger
CPA®:14 stockholders, CPA®:12 stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials which will be filed by CPA®:14 with the Commission. These documents will contain important information, which should be read carefully before any decision is made with respect to the merger. When documents are filed with the SEC, they will be available for free at the SEC’s website (http://www.sec.gov). These documents will also be available for free by accessing CPA®:14’s website (http://www.cpa14.com) or by accessing CPA®:12’s website (http://www.cpa12.com).
CPA®:14, CPA®:12 and certain of their executive officers and members of management, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger, including any interest they have in the merger, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.